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                                [CanWest Global
                           Communications Corp. Logo]

                                  NEWS RELEASE

For immediate release
September 7, 2005

          CanWest New Zealand Television Achieves Ratings Breakthrough

WINNIPEG - CanWest Global Communications Corp. today reported that TV3, the primary television network of its New Zealand broadcasting subsidiary, CanWest MediaWorks (NZ) Limited, has achieved a breakthrough in the New Zealand television market by leading its main rivals, the two New Zealand government-owned channels of TVNZ, TV1 and TV2, in every key audience demographic in the most recent ratings week. 3 News TV3's flagship early evening news program garnered record ratings and share, a continuation of the solid growth experienced since the launch of daily current affairs program Campbell Live.

With consistent and significant gains in audience ratings over the past several weeks, TV3 achieved a ratings breakthrough by securing the number one position in audience share in New Zealand for the week ending August 27. Particularly gratifying were the significant gains made by TV3 in every viewer demographic considered important by advertisers, notably the young adult 18-49 year-olds as well as the more mature 25-54 age group. Significantly, TV3 also secured first place with the "Household Shoppers with Children" category and scored a tie for first place (with TV2) in the youth oriented 18-39 year-old market.

"These results are excellent news for TV3 and for New Zealanders who invested in the company when CanWest's New Zealand Broadcasting operations became a public company just over one year ago," said Tom Strike, Chairman of CanWest MediaWorks
(NZ) Ltd. Mr. Strike noted that the management team at TV3 has done a first class job of creating a programming schedule that connects with New Zealand viewers across all age groups. CanWest MediaWorks (NZ) Chief Executive Officer Brent Impey noted that it was particularly satisfying to score first place among viewers targeted by the competition as well as in our own core target demographic. Impey added, "TV3's entire schedule is performing extremely well. We are particularly proud of our evening "3 News " program, which is pulling in record ratings that flow through to our prime time evening viewing schedule. "

Leonard Asper, President and CEO of CanWest Global Communications Corp said he was delighted but not surprised by tremendous progress made by CanWest's New Zealand broadcasting operation. "We have a strong management team in New Zealand with excellent appreciation of the particular demands and interests of New Zealand viewers. Significant investments in news and public affairs programming over the past two quarters, combined with


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a solid prime-time schedule, have struck a responsive chord with viewers and the results are now paying dividends in best ever ratings performance at TV3."

CanWest Global Communications Corp. (NYSE: CWG; TSX: CGS.SV and CGS.NV www.CanWestglobal.com ) is an international media company. CanWest is Canada's largest media company. In addition to owning the Global Television Network, CanWest is Canada's largest publisher of daily newspapers, and also owns, operates and/or holds substantial interests in radio, conventional television, out-of-home advertising, specialty cable channels and Web sites in Canada, New Zealand, Australia and Ireland.

For more information, please contact:

Geoffrey Elliot
Vice President, Corporate Affairs
Tel: (204) 956-2025
Fax: (204) 947-9841
gelliot@canwest.com